11016623

SECURITIES AND EXCHANGE COMMISS
RECEIVED
JUN 2 2 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) — California (State) — 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Friesen — (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Capital Partners, LLC, as of December, 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONIFER

CONIFER CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*******PUBLIC COPY*******

DECEMBER 31, 2010

CONIFER CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm..Page 1

Statement of Financial Condition ....Page 2

Notes to Statement of Financial Condition..Page 3

OUM &CO. LLP
ODENBERG ULLAKKO MURANISHI
Accountants & Business Advisers

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Conifer Capital Partners, LLC

We have audited the accompanying statement of financial condition of Conifer Capital Partners, LLC (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Capital Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 16, 2011

CONIFER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	31,179
Due from The Conifer Group, LLC		560
TOTAL ASSETS	**$**	**31,739**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	7,000
Due to Conifer Securities, LLC		5,643
TOTAL LIABILITIES		12,643
MEMBERS' CAPITAL		19,096
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**31,739**

CONIFER CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

The accompanying statement of financial condition is prepared on the accrual basis of accounting and include the accounts of Conifer Capital Partners, LLC, a limited liability company (the Firm). The Firm is a subsidiary of The Conifer Group, LLC, which has an equity interest in the Firm of 99.9%. The Firm was formed on July 18, 2008, and the fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008.

The Firm is a broker-dealer in securities that was organized for the private placement of securities. The Firm is organized in the state of New York, and has an office in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Cash and Cash Equivalents

For purposes of the statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2010, the Firm had checking and money market accounts held at a single institution.

Income Taxes

The statement of financial condition does not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Members' reports its distributive share of the Firm's income and credits on its respective individual Members' tax return. However, certain states including California in which the Firm operates imposes fees and taxes at the partnership level.

Basis of Presentation

The statement of financial condition has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of

financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Members shall have any personal liability to the Firm, any other Members or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Members to the Firm.

Contributions and withdrawals by Members may be made from time to time with the consent and approval of Equity Members as set forth in the Operating Agreement. Profits and losses are, in general terms, allocated to the Members' on a pro rata basis based on their respective membership interest.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Conifer Securities, LLC. Under the agreement, the Firm pays and records expenses related only to securities transaction commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Conifer Securities, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Conifer Securities, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Conifer Securities, LLC. As of December 31, 2010, the Firm had $5,643 due to Conifer Securities, LLC for expenses not covered under the expense sharing agreement. In addition, The Conifer Group, LLC may pay for expenses on behalf of the firm, or the Firm may pay expenses for which it should be reimbursed from The Conifer Group, LLC. As of December 31, 2010, the Firm had $560 due from The Conifer Group, LLC.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2010, the Firm had net regulatory capital of $14,096 which was $9,096 in excess of its required net capital of $5,000. Its net capital ratio was 0.90 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 16, 2011 and has determined that there are no material subsequent events to disclose.